CLEANTECH SOLUTIONS INTERNATIONAL, INC.

No. 9 Yanyu Middle Road

Qianzhou Village, Huishan District, Wuxi City

Jiangsu Province, People’s Republic of China

November 10, 2017

VIA EDGAR

Mr. Timothy Buchmiller

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Cleantech Solutions International Inc.

Preliminary 14A (File No. 001-34591)

Dear Mr. Buchmiller:

This letter is sent on behalf of Cleantech Solutions International Inc. (the “Company”) in connection with the above-referenced Preliminary 14A (the “Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2017.

In connection with the proposal to amend the Company’s Articles of Incorporation to increase the number of shares of common stock (the “Shares”) which the Company is authorized to issue to 250,000,000 Shares, I hereby confirm that the Company does not have any current plans to issue a large number of Shares. In particular, I hereby confirm that the memorandum of understanding entered into with Shenzhen Xinsheng NewEnergy (“Xingsheng”), regarding a potential acquisition by EC Power (Global) Technology Limited of not less than 51% of Xingsheng, will result in the issuance a small number of Shares, if the transaction is consummated (i.e. it is currently contemplated that the transaction will result in the issuance of less than 100,000 Shares if it is consummated). If the Company decides to issue a large number of Shares in the future, resulting in the issuance of over twenty percent of its issued and outstanding Shares, it will seek shareholder approval in order to comply with Nasdaq listing requirements.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, clear its comments on the Proxy Statement, it does not foreclose the Commission from taking any action with respect to such Proxy Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jianhua Wu
Jianhua Wu
Chief Executive Officer